EXHIBIT 99.1

Alio Gold Reports Second Quarter 2019 Results

VANCOUVER, British Columbia, Aug. 08, 2019 (GLOBE NEWSWIRE) -- Alio Gold Inc. (TSX, NYSE AMERICAN: ALO) (“Alio Gold” or the “Company”) today reported its second quarter 2019 results.

Second Quarter 2019 Highlights

  Gold production1 of 21,483 ounces at all-in sustaining cost1,2 (“AISC”) of $1,307/oz.
  Net loss of $3.8 million, or $0.05 per share.
  Cash used in operating activities was $0.4 million.
  Cash and cash equivalents of $17.5 million, net working capital3 of $60.8 million as of June 30, 2019.

“The second quarter came in lower than expected primarily as a result of lower production at the Florida Canyon Mine resulting from low equipment availability of the aged mine fleet,” said Mark Backens, President and CEO. “The Company is well advanced in securing a replacement loading and hauling fleet which addresses the long-standing problems associated with the current aged fleet that has reached the end of its service life. This is a major milestone for Florida Canyon and is expected to facilitate a significant increase in mining capacity and gold production at reduced cost over the life of the mine. The new equipment will be phased into production over the next three to four months. The Company is unable to provide formal guidance until the upgraded fleet is fully operational and associated production plans are finalized.”

Production and Financial Summary

($ thousands, except where indicated)	Three months June 30		Six months June 30
	2019	2018	2019	2018
Gold sold (ounces)	21,711	20,126	45,698	37,575
Silver sold (ounces)	14,936	13,334	29,339	19,160
Metal revenues ($)	28,457	26,233	59,862	49,571
Production costs, excl. depreciation and depletion ($)	25,861	20,700	52,314	36,214
Net (loss) earnings from operations ($)	(1,860)	(106)	(1,189)	3,545
Net (loss) earnings ($)	(3,830)	3,284	(2,229)	6,514
Net (loss) earnings per share, basic ($)	(0.05)	0.05	(0.03)	0.12
Cash flows (used in) provided by operating activities[a] ($)	(365)	(10,178)	2,160	(12,441)
By-product cash costs[1,4] (per ounce) ($)	1,181	1,018	1,135	956
AISC[1,2] (per ounce) ($)	1,307	1,314	1,292	1,290
Average realized gold price per gold ounce[b] ($)	1,301	1,293	1,300	1,311

a After changes in non-cash working capital
b The average realized gold price includes realized gain (loss) on derivatives

Florida Canyon Mine (100%-owned)

The Florida Canyon Mine produced 11,253 gold ounces and 8,577 silver ounces in Q2 2019 compared to 12,263 gold ounces and 8,648 silver ounces during Q1 2019. Gold production decreased as a result of low overall equipment availability resulting in lower crusher production. During Q2 2019, the mine’s by-product cash cost and AISC were $1,268 per ounce and $1,302 per ounce, respectively, compared to Q1 2019 by-product cash cost and AISC of $1,110 per ounce and $1,220 per ounce, respectively.

During Q2 2019, the aged mine fleet continued to experience very low availability despite significant efforts and expense in maintenance which resulted in lower than expected mine production.

The Company is well advanced in discussions and intends to secure thirteen Caterpillar 777G Off Highway Trucks and three Caterpillar 992K Wheel Loaders to be in service. The terms of the agreement contemplate an estimated five-year lease of the equipment, a right to purchase at the end of the term of the lease, and a maintenance services contract. The new fleet is expected to be fully operational early in the 4th quarter with interim improvements in mining capacity realized during the 3rd quarter as the equipment is assembled and placed into production. The new hauling and loading fleet is expected to meet the pit production requirements for the life of mine.

Permits have been received and activities are advancing to plan on the construction of the Storm Water Diversion Channel project which is an integral part of the planned capital program for 2019. Permitting of the Phase II Heap Leach Pad is proceeding on schedule and the Company anticipates beginning construction of the leach pad in September. Financing activity for the 2019 capital program is advancing according to plan.

San Francisco Mine (100%-owned)

The San Francisco Mine in Q2 2019 produced 10,230 gold ounces and 5,112 silver ounces compared to 14,466 gold ounces and 7,661 silver ounces during Q2 2018. Gold and silver production was lower as a result of the cessation of open pit mining activity and low-grade stockpile material being processed through the crushing circuit.

The by-product cash cost and AISC in Q2 2019 were $1,077 per ounce and $1,079 per ounce, respectively. This compares to Q2 2018 by-product cash cost and AISC of $950 per ounce and $1,172 per ounce, respectively. The increase in cash cost and AISC was due to fewer ounces produced, offset by lower production costs.

In January 2019, the Company made the decision to stop active mining in the San Francisco pit and focus on processing the low grade stockpile, as a result of the San Francisco pit not meeting planned ore production rates at an acceptable strip ratio in the upper levels of the planned pit laybacks. The Company investigated a number of mine planning options to potentially restart active mining however, while the options were economic, the Company does not have the ability to fund the capital required for the various options. As a result, the decision was made to continue leaching and processing low grade ore from the stockpiles until the end of the year at which time the stockpiles are expected to be depleted. Following the depletion of the stockpiles the operation will go into residual leach.

Financial performance

Metal revenues for Q2 2019 were $28.5 million, this compares to Q2 2018 metal revenues of $26.2 million. Increased revenues were the result of the addition of the Florida Canyon Mine production.

Production costs, which comprise the full cost of operations excluding depreciation and depletion, form a component of cost of sales and for Q2 2019 were $25.9 million. This compares to Q2 2018 production costs of $20.7 million. The increase was primarily as a result of the mining costs associated with Florida Canyon.

Depletion and depreciation costs for Q2 2019 were $2.4 million, this compares to Q2 2018 depletion and depreciation costs of $1.2 million. The increase was a result of the costs associated with Florida Canyon.

Net loss for the Company for Q2 2019 was $3.8 million. This compares to net earnings of $3.3 million in Q2 2018. The decrease was primarily a result of lower earnings from operations.

Cash and cash equivalents at June 30, 2019, were $17.5 million. During the second quarter, cash used in operating activities was $0.4 million. The Company invested $0.1 million at the San Francisco Mine, $0.4 million at the Florida Canyon Mine and $0.3 million at the Ana Paula Project.

Net working capital at June 30, 2019, was $60.8 million.

Please refer to the Company's financial statements, related notes and accompanying Management Discussion and Analysis for a full review of the San Francisco and Florida Canyon operations and Ana Paula project. This can be viewed on the Company’s website at www.aliogold.com, on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

About Alio Gold

Alio Gold is a gold mining company, focused on production, exploration and development of gold mining projects in Mexico and the USA. Its principal assets include its 100%-owned and operating San Francisco Mine in Sonora, Mexico, its 100%-owned and operating Florida Canyon Mine in Nevada, USA and its 100%-owned development stage Ana Paula Project in Guerrero, Mexico. The Company also has a portfolio of other exploration properties located in Mexico and the USA.

Footnotes:

1)	Production and costs include the San Francisco Mine and the Florida Canyon Mine.
2)	Non-GAAP Measure: All-in sustaining cost per gold ounce.

The Company has adopted an all-in sustaining cost per ounce on a by-product basis performance measure which is calculated in accordance with the guidance note issued by the World Gold Council. Management uses this information as an additional measure to evaluate the Company’s performance and ability to generate cash.

All-in sustaining costs on a by-product basis include total production cash costs, corporate and administrative expenses, sustaining capital expenditures and accretion for site reclamation and closure costs. These reclamation and closure costs represent the gradual unwinding of the discounted liability to rehabilitate the area around San Francisco and Florida Canyon at the end of their mine lives. The Company believes this measure to be representative of the total costs associated with producing gold; however, this performance measure has no standardized meaning. As such, there are likely to be differences in the method of computation when compared to similar measures presented by other issuers.

AISC calculated for the San Francisco Mine and the Florida Canyon Mine excludes corporate and administrative expenses and accretion for site reclamation and closure.

For further details, refer to the Company’s Management Discussion and Analysis for the three and six months ended June 30, 2019 and 2018.

3)	Net working capital is calculated by deducting current liabilities from current assets.
4)	Non-GAAP Measure: Cash cost per gold ounce and cash cost per gold ounce on a by-product basis.

Cash cost per gold ounce and cash cost per gold ounce on a by-product basis are non-GAAP performance measures that management uses to assess the Company’s performance and its expected future performance. The Company has included the non-GAAP performance measures of cash cost per gold ounce and cash cost per gold ounce on a by-product basis throughout this document. In the gold mining industry, these are common performance measures but they do not have any standardized meaning. As such, they are unlikely to be comparable to similar measures presented by other issuers.

Management believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, presentation of these measures is to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

The cash cost per gold ounce is calculated by dividing the operating production costs by the total number of gold ounces sold. The cash cost per gold ounce on a by-product basis is calculated by deducting the by-product silver credits per gold ounce sold from the cash cost per gold ounce.

Cash cost per gold ounce is calculated for the San Francisco Mine and the Florida Canyon Mine in the same manner as on a consolidated basis.

For further details, refer to the Company’s Management Discussion and Analysis for the three and six months ended June 30, 2019 and 2018.

Cautionary Note Regarding Forward-Looking Statements

Certain statements and information contained in this news release constitute “forward-looking statements” within the meaning of applicable U.S. securities laws and “forward-looking information” within the meaning of applicable Canadian securities laws, which we refer to collectively as “forward-looking statements”. Forward-looking statements are statements and information regarding possible events, conditions or results of operations that are based upon assumptions about future economic conditions and courses of action. All statements and information other than statements of historical fact may be forward-looking statements. In some cases, forward-looking statements can be identified by the use of words such as “seek”, “expect”, “anticipate”, “budget”, “plan”, “estimate”, “continue”, “forecast”, “intend”, “believe”, “predict”, “potential”, “target”, “may”, “could”, “would”, “might”, “will” and similar words or phrases (including negative variations) suggesting future outcomes or statements regarding an outlook.

Forward-looking statements in news release include, but are not limited to, statements which relate to future events. Such statements include estimates of future gold prices, current and future gold production at the San Francisco Mine and the Florida Canyon Mine (“the Mines”), the LOM of the Mines, revenue and cash flows generated by the operation of the Mines, operating, capital, cash, closure and all in sustaining costs associated with the Mines, gold grades and recovery at the Mines, mining rates, strip ratios at the Mines and future taxes payable by the Company and its subsidiaries; the Mines’ mineral resource and reserve estimates; and estimates, forecasts and statements with respect to mine plans and designs, including with respect to the replacement of the Florida Canyon mining fleet, the expansion to the leach pad and key infrastructure around the crushing circuit at the Florida Canyon Mine and the benefits expected to be derived therefrom, the restart of the Standard Mine and potential future production growth resulting therefrom, plans with respect to the sulphide deposit at the Florida Canyon Mine and the benefits expected to be derived therefrom and planned activities to improve reliability and operating efficiency and reduce operating and sustaining capital cost requirements at the Florida Canyon Mine.

Such forward-looking statements are based on a number of material factors and assumptions, including, but not limited to: the successful completion of development projects, planned expansions or other projects within the timelines anticipated and at anticipated production levels; the accuracy of gold price, production, revenue, capital expenditure, cost, reserve and resource, grade, mining, strip ratio, recovery, mine life, net present value, and tax estimates and other assumptions, projections and estimates made in respect of the Mines; that mineral resources can be developed as planned; interest and exchange rates; that required financing and permits will be obtained; general economic conditions, that labour disputes, flooding, ground instability, fire, failure of plant, equipment or processes to operate are as anticipated and other risks of the mining industry will not be encountered; that contracted parties provide goods or services in a timely manner; that there is no material adverse change in the price of gold, silver or other metals; competitive conditions in the mining industry; title to mineral properties costs; and changes in laws, rules and regulations applicable to the Company. Forward- looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements, or industry results, to differ materially from those anticipated in such forward-looking statements. The Company believes the expectations reflected in such forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and you are cautioned not to place undue reliance on forward-looking statements contained herein.

Some of the risks and other factors which could cause actual results to differ materially from those expressed in the forward-looking statements contained in this news release herein by reference include, but are not limited to: decreases in the price of gold; competition with other companies with greater financial and human resources and technical facilities; maintaining compliance with governmental regulations and expenses associated with such compliance; ability to hire, train, deploy and manage qualified personnel in a timely manner; ability to obtain or renew required government permits; failure to discover new reserves, maintain or enhance existing reserves or develop new operations; risks and hazards associated with exploration and mining operations; accessibility and reliability of existing local infrastructure and availability of adequate infrastructures in the future; environmental regulation; land reclamation requirements; ownership of, or control over, the properties on which the Company operates; maintaining existing property rights or obtaining new rights; inherent uncertainties in the process of estimating mineral reserves and resources; reported reserves and resources may not accurately reflect the economic viability of the Company’s properties; uncertainties in estimating future mine production and related costs; risks associated with expansion and development of mining properties; currency exchange rate fluctuations; directors’ and officers’ conflicts of interest; inability to access additional capital; problems integrating new acquisitions and other problems with strategic transactions; legal proceedings; uncertainties related to the repatriation of funds from foreign subsidiaries; no dividend payments; volatile share price; negative research reports or analyst’s downgrades and dilution; and other factors contained in the section entitled “Risk Factors” in the Company’s annual information form dated March 19, 2019, and filed on the Company’s SEDAR profile.

Although the Company has attempted to identify important factors that could cause actual results or events to differ materially from those described in the forward-looking statements, you are cautioned that this list is not exhaustive and there may be other factors that the Company has not identified. Furthermore, the Company undertakes no obligation to update or revise any forward-looking statements included in, or incorporated by reference in, this news release if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

Source: ALO

For further information, please contact:
Mark Backens
President & CEO
604-682-4002
info@aliogold.com

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) nor the New York Stock Exchange American accepts responsibility for the adequacy or accuracy of this news release.